NO ACT

PE
1-17-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

08041737

Received SEC
MAR 10 2008
Washington, DC 20549

March 10, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2008

Stephen D. Yslas
Corporate Vice President, Secretary and
General Counsel
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Re: Northrop Grumman Corporation
Incoming letter dated January 17, 2008

Dear Mr. Yslas:

This is in response to your letter dated January 17, 2008 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. We also have received a letter from the proponent dated January 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

RECEIVED

2008 JAN 18 PM 5:30

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Corporate Vice President, Secretary and
Deputy General Counsel

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-1630

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2008 Annual Meeting of Stockholders. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified Mr. Chevedden of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

I. Summary.

The Proposal, attached hereto as Exhibit A, asks the board of directors of the Company (the "Board") to "amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The Company believes the Proposal may be omitted:

- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation;

- Pursuant to Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal;
- Pursuant to Rule 14a-8(i)(1), because it is not a proper subject for action by the Company stockholders under Delaware law; and
- Pursuant to Rule 14a-8(i)(3), because it is inherently vague and indefinite.

The opinion of the Delaware law firm, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B (the "Delaware Law Firm Opinion"), sets forth a detailed analysis of the relevant Delaware law, and the reasons (i) the Proposal would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for action by the Company stockholders under Delaware law, and (iii) the Company lacks the authority to implement the Proposal.

II. The Proposal May be Omitted Because it Would, if Implemented, Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal asks the Board to "amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting." There is both a procedural and a substantive problem with the legality of this request under Delaware law.

It is important to note as an initial matter that it is unclear exactly which "governing documents" the Proposal would like the Board to amend. But giving the Proponent the benefit of the doubt, one could interpret the Proposal to request that the Board either enact a bylaw or else amend the Company's Restated Certificate of Incorporation (the "Certificate") to grant the requested shareholder right to call a special meeting. Neither of these proffered enactments could occur in a manner consistent with Delaware law. Section 109(b) of the Delaware General Corporation Law (the "DGCL") prohibits adoption of a bylaw that is inconsistent with a company's certificate of incorporation. Article TWELFTH of the Certificate, a copy of which is attached as Exhibit C hereto, states that special meetings may be called by a majority of the Board or the Chairman of the Board and that "[s]pecial meetings may not be called by any other person." Because the Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is "void" and a "nullity" if it conflicts with the Certificate, *Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990), the Board cannot adopt the bylaw suggested in the Proposal without violating Delaware law. The Company notes that the Commission has employed Rule 14a-8(i)(2) (and its predecessor provision) as a basis for not recommending enforcement action where a proposal is excluded because it urges the adoption of a bylaw that is contrary to the certificate of incorporation. *See* AT&T Inc., 2006 SEC No-Act. LEXIS 138 (Feb. 7, 2006) (declining to recommend enforcement action regarding omission of a proposal that recommended that the board adopt cumulative voting as a bylaw or long-term policy because the proposal contradicted the certificate of incorporation); AlliedSignal, Inc., SEC No-Action Letter, 1999 WL 44511 (Jan. 29, 1999) (declining to recommend enforcement action regarding omission of a proposed bylaw that would require a simple majority vote in order for stockholders to take action on all matters because such bylaw would conflict with the provisions in the certificate of incorporation and the DGCL that require a greater vote on certain actions); Weirton Steel Corporation, SEC No-Action Letter, 1995 WL 107126 (Mar. 14, 1995), *and affirmed*, 1995 WL 150685 (Apr. 3, 1995) (declining to recommend enforcement action regarding omission of a proposal asking stockholders to amend the bylaws to allow stockholders to fill director vacancies because the certificate of incorporation provided that only directors could fill such vacancies); Radiation Care, Inc., SEC No-Action Letter, 1994 WL 714997 (Dec. 22, 1994) (declining to recommend enforcement action regarding omission of a proposed bylaw that was of "questionable validity" because it specified, contrary to a provision in the certificate of incorporation, that such bylaw could be amended only by stockholders).[1] In fact, the Commission found a proposal very much like the one at hand (whose author, Mr. Chevedden, was authorized as the proxy holder) to be excludable by the Company in 2007. *See* Northrop Grumman Corporation SEC No-Action Letter (Mar. 13, 2007) (holding excludable a proposal asking "the board to

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1 The Company recognizes that, in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt bylaws that, counsel argued, would, among other things, violate Delaware law because the proposed bylaws were inconsistent with the certificate of incorporation. Alaska Air Group, Inc., SEC No-Action Letter, 2005 WL 678894 (Mar. 17, 2005); Lucent Technologies Inc., SEC No-Action Letter, 2001 WL 1381607 (Nov. 6, 2001). It should be noted, however, that these no-action requests do not appear to have been supported by opinions from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Accordingly, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see* AlliedSignal, Inc., Weirton Steel Corporation and Radiation Care, Inc., *supra*) rather than deny such relief on the basis of the Alaska Air Group, Inc. and Lucent Technologies Inc. no-action letters. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 31, 2001) (noting that, in assessing how much weight to afford an opinion of counsel, the Staff considers whether counsel is licensed to practice in the jurisdiction whose law is at issue in the opinion).

amend the bylaws to give holders of 10% to 25% of the outstanding common stock" the power to call a special shareholder meeting).

Alternatively interpreting the Proposal to request that the Board amend the Certificate would also result in the Proposal conflicting with Delaware law. Under Section 242 of the DGCL, an amendment to the Certificate requires both a board resolution and subsequent shareholder approval. The Proposal, if adopted, would thus be invalid under Delaware law because it would purport to require the Board to unilaterally alter the Company's Certificate. The Commission has supported the exclusion of a proposal under Rule 14a-8(i)(2) where it requires the board of a company to unilaterally amend a certificate of incorporation and where, as here, the Company's request is supported by an opinion of counsel. *See* Burlington Resources, Inc. SEC No-Action Letter (Feb. 07, 2003) (holding that a proposal requesting that "the board of directors amend the certificate of incorporation to reinstate the rights of shareholders to take action by written consent and to call special meetings" was excludable under Rule 14a-8(i)(2)).

Furthermore, the broad "right" the Proponent seeks is inconsistent with Delaware law. As explained in the supporting statement, the Proposal is intended to result in complete stockholder control of the time and subject matter of a special meeting: "Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues become moot by the next annual meeting." Although the Proposal envisions shareholder control over the timing of special meetings, provisions of Delaware law would render an unrestricted right to control such timing invalid. *See* 8 *Del. C.* § 222(b) (stating that a special meeting cannot be held on less than ten days' notice to the stockholders). Similarly, though the Proposal also contemplates that shareholders would have the power to call special meetings regarding "major acquisition[s]" and "restructuring[s]," provisions of Delaware law do not permit shareholders to call special meetings on merger agreements or charter amendments (the primary means of effecting acquisitions and restructurings) unless these matters have first been approved by the board and then submitted for shareholder approval. *See, e.g.*, 8 *Del. C.* §§ 251(b) & (c); 242(b)(1). Importantly, these provisions of Delaware law may not be altered by either a certificate of incorporation or bylaw provision. *See* 8 *Del. C.* §§ 102(b)(1), 109(b). Adoption of the Proposal would therefore create an unavoidable substantive conflict with Delaware law.

Because either granting shareholders the unrestricted right to call special meetings in the manner indicated by the Proposal, or granting the right to call the type of special meeting envisioned by the Proposal and the supporting statement, would cause the Company to violate Delaware law, the Proposal is excludable under Rule 14a-8(i)(2).

III. The Proposal May be Omitted Because the Company Lacks the Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal from its proxy materials if "the company would lack the power or authority to implement the proposal." If a company wishes to provide its shareholders with the right to call special meetings, it may only do so through a bylaw or by an amendment to the company's certificate of incorporation. As noted in the Delaware Law Firm Opinion, a bylaw that conflicts with the certificate of incorporation of a Delaware corporation is "void" and a "nullity."[2] Implementing the Proposal with a bylaw would be inconsistent with Article TWELFTH of the Certificate; therefore, the Board would not have the power to adopt such a bylaw. The Delaware Law Firm Opinion also makes clear that a company's certificate of incorporation may only be amended through the two step process of a board resolution and subsequent shareholder vote. Thus, the Board does not have the unilateral power to provide for a shareholder "right" to call special meetings. Because the adoption of the Proposal would oblige the Board to either adopt a bylaw that would be inconsistent with the Certificate, or else make a unilateral change of the Certificate, the Proposal is excludable under Rule 14a-8(i)(6). The Commission has held that a company may exclude a proposal where, as here, it calls on the board to unilaterally alter the company's certificate of incorporation. *See* Burlington Resources, Inc. SEC No-Action Letter (Feb. 07, 2003) (holding a Proposal to be excludable where it requested that the board amend the company's certificate without a shareholder vote).

IV. The Proposal May be Omitted Because it is an Improper Subject for Shareholder Action Under the Law of Delaware.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Commission further notes that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." SEC Staff Legal Bulletin No. 14 (CF) (2001). The Proposal asks the Board to either adopt a bylaw or amend the Certificate to

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2 *See Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (noting that a proposed bylaw that would have limited the directors' power to amend the bylaws would have been a "nullity" if it were adopted to the extent it conflicted with a certificate of incorporation provision granting the directors unqualified power to amend the bylaws); *see also Prickett v. American Steel and Pump Corporation*, 253 A.2d 86, 88 (Del. Ch. 1969) ("[T]he bylaw provision is in conflict with the charter [i.e., certificate of incorporation] and it is therefore void") (citations omitted); *Burr v. Burr*, 291 A.2d 409, 410 (Del. Ch. 1972) ("Plaintiffs are correct in their conclusion that a by-law in conflict with the certificate of incorporation is a nullity") (citations omitted).

include a provision that would cause the Company to violate Delaware law. By urging the Board to unilaterally amend the Certificate, the Proposal seeks Board action that is expressly prohibited by Delaware law. The Commission has found proposals requiring unilateral action by the Board to amend a certificate of incorporation to be excludable under Rule 14a-8(i)(1). *See* Great lakes Chemical Corp. SEC No-Action Letter (Mar. 03, 1999) (holding excludable a proposal relating to classification of directors that operated to affirmatively require a board of directors to amend a company's certificate of incorporation); *see also* UAL Corp. SEC No-Action Letter (Feb. 07, 2001); Alaska Air Group Inc. SEC No-Action Letter (Mar. 26, 2000); Torotel, Inc. SEC No-Action Letter (Aug. 29, 2007).

In addition, regardless of whether the Proposal seeks a certificate amendment or bylaw amendment, the Proposal is an improper subject for shareholder action because of the substantive changes the Proposal would implement. All special meetings are subject to certain restrictions, imposed by Delaware law, that cannot be eliminated by a bylaw or any other governing documents. For example, as stated above, the Proposal seeks to give shareholders the right to call special meetings on "major acquisition[s]" and "restructuring[s]." In keeping with the fundamental premise of Delaware law that vests managerial authority in a company's board, the DGCL requires that the Board first approve these matters before they may be voted on by shareholders if such actions take the form of a charter amendment or merger agreement. See 8 *Del. C.* §§ 242 & 251. Allowing shareholders to call a meeting on these matters, before the Board has had the opportunity to consider them, would violate the DGCL. The Commission has previously found a proposal analogous to the one at hand to be an improper subject for action by shareholders. Hartmarx Corp. SEC No-Action Letter (Jan. 16, 2002) (finding improper shareholder action where a proposal required that the board amend Hartmarx's bylaws and related governing instruments to provide for cumulative voting in future elections of directors). For these reasons, the Proposal is an improper subject for shareholder action under the Delaware law and it is therefore excludable pursuant to Rule 14a-8(i)(1).

V. The Proposal May be Omitted Because it is Inherently Vague and Indefinite.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials where "the proposal, or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SEC Staff Legal Bulletin No. 14B (CF) (2004).

The Proposal is unclear as to the change it seeks to effect. It requests an amendment to "our governing documents" without specifying the governing documents to which it refers. This omission is significant because, as explained in detail above, neither the Company's Bylaws nor its Certificate can be amended by the Board in the manner envisioned by the Proponent. Moreover, the Proposal speaks of a "shareholder right to call a special meeting." As has also already been discussed, no such shareholder right exists under Delaware law. In interpreting the predecessor to Rule 14a-8(i)(3), the United States District Court for the Southern District of New York made clear that "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also* Int'l Bus. Machines Corp. SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005).

This concern for the shareholders is to say nothing of the uncertainty surrounding the legal duties of the Board in implementing the Proposal were it to be adopted. The Commission has also found exclusion to be warranted where "any actions(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. SEC No-Action Letter (Feb. 11, 1991); *see also* Jos. Schlitz Brewing Co. SEC No-Action Letter (Mar. 21, 1977) ("any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal"). For these reasons, the Proposal is objectionably vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

VI. The Proponent Should not be Permitted to Revise the Proposal.

Although we recognize that the Commission will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[3] the Company asks the Commission to decline to grant the Proponent an opportunity to return to the drawing board to correct the serious flaws in the Proposal. The Proposal contains no less than three fundamental errors:

- The Proposal fails to specify the type of change to "our governing documents" that it envisions;
- There is no "shareholder right to call a special meeting" under Delaware law; and

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3 *See* SEC Staff Legal Bulletin No. 14B (CF) (2004).

- No governing document of the Company can create the alleged shareholder right to call special meetings that the Proponent seeks without violating Delaware law.

Far from "minor in nature," the Proponent would need to completely overhaul the Proposal to make it comply with Rule 14a-8.

The Proponent had ample time to draft a resolution that complies with the proxy rules before the 120-day deadline set forth in Rule 14a-8(e) expired. Neither the Company nor the Staff should be forced to serve as copy editor for the Proponent, nor as legal counsel to identify and remedy the fatal flaws in his Proposal. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8 and applicable Delaware law, the Company requests that the Staff agree that the Proposal should be omitted from the Proxy Materials entirely.

VII. Conclusion.

For the foregoing reasons, the Company respectfully requests that the Commission confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-201-1630.

Respectfully submitted,

Stephen D. Yslas
Corporate Vice President, Secretary and
General Counsel

Exhibit A

Proposal Submitted By John Chevedden

12-14

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

Rule 14a-8 Proposal

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

John Chevedden

November 28, 2007
Date

cc: Stephen D. Yslas
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556

[NOC: Rule 14a-8 Proposal, November 28, 2007]
3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting.

In 2007 our management took advantage of a technicality to prevent us from casting a ballot on this proposal topic. Please see the no action response, Northrop Grumman Corp. (March 13, 2007) available through SECnet.

John Chevedden, Redondo Beach, Calif., said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Board Effectiveness.
  - "High Governance Risk Assessment."
  - "Very high concern" in executive pay.
- Our CEO Mr. Sugar received $21 million in 2006, the most among leaders of the five largest U.S. defense companies, while shares rose far less than any of its rivals.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
  4) A majority vote requirement in the election of directors.
- Thus future shareholder proposals on the above topics could obtain significant support.
- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.

Additionally:

- We did not have an independent chairman or even a Lead Director.
- Our most senior director, Ms. Peters, was also the most senior director at Merrill Lynch. Merrill Lynch took a $5 billion charge and then its CEO, Mr. O'Neal, departed with $161 million.
- Merrill Lynch was rated "D" by The Corporate Library, as was 3M (MMM), another board that Ms. Peters serves on.

The above concerns shows there is room for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

Opinion Of Morris, Nichols, Arsht & Tunnell LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 17, 2008

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: **Stockholder Proposal Submitted By John Chevedden**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) whether the Proposal is a proper subject for stockholder action under Delaware law and (iii) whether the Company possesses the authority to implement the Proposal.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to amend the "governing documents" of the Company "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."[1]

We note at the outset that the Proposal is unclear as to its intention, and we therefore cannot determine exactly what course of action the Proponent is urging the Board to take. Contrary to what the Proponent appears to believe, stockholders do not enjoy a "right" under Delaware law to call special meetings. In fact, under Delaware law only the board of directors and the Delaware Court of Chancery can call a special meeting of stockholders, unless additional persons are authorized to call special meetings by virtue of a charter or bylaw provision.[2] Thus, the Board cannot look to any "standard" under "applicable law" to determine the content of the "right" that the Proponent desires to grant to stockholders.

However, for purposes of this opinion, we have interpreted the Proposal as requesting that the Board enact a bylaw or a charter provision granting each stockholder the "right," free from any "restriction," to enable any Company stockholder to call a meeting on the terms of such stockholder's choosing. We also note that, according to the Proponent, such

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1 The Proposal reads:

> RESOLVED, Shareholders ask our board to amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

2 Section 211(d) of the Delaware General Corporation Law (the "DGCL") specifies that "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 *Del. C.* § 211(d). In addition, the DGCL empowers the Delaware Court of Chancery to call meetings of stockholders under certain circumstances. *See, e.g.*, 8 *Del. C.* § 225(a) (permitting such court to call a meeting in circumstances where the court determines that no valid election has been held at a prior meeting or in a purported action by written consent).

stockholder's "right" should include the ability to "control" the "timing" of when the special meeting will be held[3] and afford the stockholder an opportunity to call a meeting so that stockholders can vote on issues concerning a "takeover offer" or a "major acquisition or restructuring" involving the Company.[4]

II. Summary.

In our opinion, the Board would violate Delaware law if it attempted to amend the Company's "governing documents" to provide each stockholder an unrestricted right to call a special meeting, as proposed by the Proponent. Delaware law recognizes two types of "governing documents" that could be amended to provide stockholders the right to call special meetings: the corporation's bylaws and its charter. As explained in Part III.A herein, if the Board adopted a bylaw purporting to confer on stockholders the power to call a special meeting, such bylaw would be invalid because it would conflict with the Company's Restated Certificate of Incorporation (the "Charter"), which specifies that only the Board and the Chairman of the Board may call special meetings. This means that a stockholder right to call a special meeting could be validly enacted only through an amendment to the Charter. However, the Board would also violate Delaware law if it attempted to unilaterally amend the Charter to provide the stockholders the right to call a special meeting because, as explained in Part III.B herein, such an amendment

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3 *See* Supporting Statement Accompanying the Proposal ("Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues become moot by the next annual meeting.").

4 *See* Supporting Statement Accompanying the Proposal ("Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings.").

would require the approval of both the Board and the Company stockholders. Accordingly, the Board would violate Delaware law if it attempted to take the unilateral action urged by the Proponent, i.e., to amend either of the Company's two "governing documents" to create a stockholder right to call special meetings.

In addition to the fatal flaw in the Proposal discussed above (i.e., the inability of the Board to unilaterally enact the Proposal), it also contains substantive shortcomings that would, in our opinion, render it invalid even if the Board *could* enact it. As explained in Parts III.C and III.D herein, a restriction-free right to call special meetings of the type envisioned by the Proposal would violate certain restrictions in the DGCL on calling special meetings that, under the DGCL, cannot be eliminated by a "governing document" of the Company. These restrictions encompass provisions intended to benefit the stockholders, such as requiring minimum notice for all meetings, as well as restraints that a governing document cannot eliminate, such as a prohibition on meetings called to consider unlawful actions. No bylaw or charter provision can grant the stockholders a right to call special meetings that is free of these important restrictions.

For the reasons set forth above, it is our opinion that the Proposal would cause the Company to violate Delaware law if the Proposal were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.

Finally, because, as noted above, the Board cannot unilaterally adopt either a bylaw or an amendment to the Charter to adopt the Proposal, it is also our opinion that, as explained in Part V herein, the Company (i.e., the Board) lacks the authority to implement the Proposal.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Board Cannot Enact The Proposal In The Form Of A Bylaw Because The Bylaw Would Conflict With The Charter.

If adopted, a bylaw granting each Company stockholder the unrestricted right to call a special meeting would directly conflict with the Charter, which limits the right to call special meetings to the Board and the Chairman of the Board: "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board. *Special meetings may not be called by any other person or persons.*" Charter, Article TWELFTH (emphasis added).

The Proposal is inconsistent with this limitation, and therefore cannot be adopted as a bylaw, because Section 109(b) of the DGCL prohibits the adoption of a bylaw that is inconsistent with the Charter.[5] The Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is a "nullity" if it conflicts with the charter.[6] This interpretation is consistent with a long line of Delaware precedents.[7] Therefore, the Proposal could not be adopted as a bylaw.[8]

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5 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation* [i.e., the charter], relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

6 *Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (noting that a proposed bylaw that would have limited the power of the board of directors to change the size of the board through a bylaw amendment would have been a "nullity" to the extent it conflicted with a certificate of incorporation provision granting the board the power to amend the bylaws).

7 *See Essential Enterprises Corporation v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a bylaw providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v.*
(continued)

B. The Board Cannot Enact The Proposal In The Form Of A Charter Provision Because The Board Cannot Unilaterally Amend The Charter.

Because the Charter currently specifies who may call a special meeting of stockholders, a proposal to allow stockholders to call special meetings could be effected only by an amendment to the Charter. If the Proponent is asking the Board to amend the Charter, however, the Proponent is calling on the Board to violate Delaware law, because the Board cannot unilaterally amend the Charter without stockholder approval. Section 242 of the DGCL requires that charter amendments be approved by the board *and* the holders of a majority of the stock entitled to vote on such amendments. *See* 8 *Del. C.* § 242(b)(1) (providing that the board must adopt a resolution "setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof ... or directing that the amendment proposed be considered at the next annual meeting of the stockholders" before the stockholders vote on the amendment). The Delaware Supreme Court has noted that only if these two steps are taken in precise order does a corporation have the

(continued)

American Steel and Pump Corporation, 253 A.2d 86, 88 (Del. Ch. 1969) (invalidating a bylaw that provided one-year terms for directors because the certificate of incorporation provided directors three-year terms); *Oberly v. Kirby*, 592 A.2d 445, 459 (Del. 1991) (declaring invalid a bylaw that had the effect of allowing the directors of a non-stock membership corporation to remove and select new members because the certificate of incorporation allowed only current members to select their successors).

8 We note that Section 2.02 of the current Bylaws of the Company (the "Bylaws") purports to allow the President and Chief Executive Officer of the Company, in addition to the Board and the Chairman of the Board, to call special stockholder meetings. However, because the Charter does not empower the President and the Chief Executive Officer to call special meetings, if either of the offices of President or Chief Executive Officer is not also held by the Chairman of the Board, then the President and the Chief Executive Officer may not call a special meeting.

power to file a certificate of amendment with the office of the Secretary of State of the State of Delaware to effect the amendment:

> [I]t is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor.

Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996).[9] Therefore, the Proposal would cause the Company to violate Delaware law.

C. *The Board Cannot Confer On The Stockholders A Right To Call Special Meetings That Is Free From The Restrictions Imposed By Statute.*

By asking the Board to amend the Company's "governing documents" to ensure that there is "no restriction" on the stockholder's right to call a special meeting, the Proponent is asking the Board to adopt amendments to such documents that are inconsistent with the provisions of the DGCL that set forth mandatory procedures for calling a special meeting. Thus, even if the Board could enact the Proposal, its substantive terms (i.e., the purported unrestricted right to call special meetings) would render it invalid.

As noted above, a central feature of the Proposal is the Proponent's desire to enable a stockholder to control the "timing" of when a stockholder meeting is held. The

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9 *See also Lions Gate Entm't Corp. v. Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) ("Because the Charter Amendment Provision purports to give the . . . board the power to amend the charter unilaterally without a shareholder vote, it contravenes Delaware law and is invalid"); *Klang v. Smith's Food & Drug Centers, Inc.*, 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 *Del. C.* § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."), *aff'd*, 702 A.2d 150 (Del. 1997).

Proposal is fatally flawed because no one can cause the Company to hold a meeting at *any* time such person chooses. For example, Section 222(b) of the DGCL specifies that a special meeting cannot be held on less than ten days' notice to the stockholders. *See* 8 *Del. C.* § 222(b).[10] Any action taken at a meeting that did not satisfy this minimum notice requirement would be void (unless and until later ratified through valid corporate action—such as approval at a properly noticed meeting). *See, e.g., Lofland v. DiSabatino*, 1991 WL 138505 (Del. Ch. July 25, 1991) (holding that the purported director elections held at an annual meeting that was not properly noticed were voidable and upholding such elections only because the stockholders later ratified the elections at a properly noticed meeting).

In addition to the constraints imposed by the ten-day notice requirement, a stockholder's ability to call a special meeting is also manditorily restricted by Section 222(a) of the DGCL, which specifies that stockholders are limited to taking action only on the business set forth in the notice of the special meeting. 8 *Del. C.* § 222(a)[11]; *see also Catalano v. Trans World Corp.*, 1979 WL 4639 (Del. Ch. Sept. 19, 1979) ("[I]t is clearly established under Delaware law

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10 Section 222(b) of the DGCL provides, in pertinent part: "Unless otherwise provided in this chapter, the written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting." Other provisions of the DGCL require additional notice for meetings at which certain special actions are submitted for stockholder approval. *See, e.g.,* 8 *Del. C.* § 251(c) (requiring twenty days' notice of a meeting at which a merger agreement is submitted for stockholder approval).

11 Section 222(a) of the DGCL provides, in pertinent part: "Whenever stockholders are required or permitted to take any action at a meeting, *a written notice of the meeting shall be given which shall state* the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, *in the case of a special meeting, the purpose or purposes for which the meeting is called.*" (emphasis added).

that the business to be transacted at a special meeting of stockholders be limited to that noticed."). If stockholders were to attempt to call a meeting to transact business not set forth in the notice, any such transacted business would be invalid. *See Vogtman v. Merchant's Mortgage & Credit Co.*, 178 A. 99, 103 (Del. Ch. 1935) (holding that directors were not elected at a special meeting of preferred stockholders because the notice failed to state that directors would be elected at the meeting). Accordingly, a bylaw or charter provision could not be adopted that would permit a stockholder to present business at the meeting that was not included in the notice.

The mandatory notice requirements imposed by Sections 222(a) and (b) of the DGCL discussed above may not be altered by either a charter or bylaw provision.[12]

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12 *See* 8 *Del. C.* § 102(b)(1) (specifying that a charter may contain "[a]ny provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders ... . *if such provisions are not contrary to the laws of this State*." (emphasis added); *see also* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, *not inconsistent with law* or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). We note that one decision from the Delaware Court of Chancery suggests that, for certain statutes in the DGCL, it may be possible for a company to depart from the requirements of the statute, even though the statute itself does not expressly contemplate charter or bylaw provisions that "opt out" of the statutory rule. *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837 (Del. Ch. 2004) (upholding a charter provision that denied the board the power to fix a record date for stockholder actions by written consent, even though the statute that conferred on the board the power to fix a record date does not expressly permit a charter provision limiting such power). We do not believe the *Maxwell* decision would be applied to allow the Company to depart from the notice requirements set forth in Section 222. The Court in *Maxwell* stated that a statutory rule cannot be altered by a corporation if doing so would abridge a public policy evidenced by the DGCL or Delaware common law. *Id.* at 843-44. In our view, adopting a bylaw, or charter provision, that contravenes Section 222 is not permissible because Section 222 is part of a public policy designed to encourage the fully informed vote of stockholders and to facilitate the exercise of stockholder voting rights. *Cf. Leise v. Jupiter Corp.*, 241 A.2d 492, 497-98 (Del. Ch. 1968) (noting that certain action could not be taken at a meeting
(continued)

Accordingly, the special meeting provision that the Proponent asks the Board to adopt would be invalid even if the Board could unilaterally amend the Company's "governing documents" to include such provision, because it would permit a system for calling special meetings that is inconsistent with the DGCL.

D. The Board Cannot Confer On The Stockholders An Unrestricted Right To Call A Special Meeting To Transact Unlawful Business.

The adoption of the bylaw or charter provision envisioned by the Proponent would also violate Delaware law because a bylaw or charter provision cannot enable a stockholder to call a meeting to transact any business the stockholder chooses. The stockholders cannot take action at the meeting on a matter that would be invalid if adopted. For example, under the DGCL, a stockholder cannot call a special meeting to enable the stockholders to vote on merger agreements or charter amendments because the DGCL does not permit stockholders to vote on such items unless they have first been approved by the Board and then submitted for stockholder approval. *See, e.g.*, 8 *Del. C.* §§ 251(b) & (c); 242(b)(1).[13]

(continued)

where the notice required by the bylaws was not given, and recognizing "good order and fairness require that all stockholders be given an opportunity to participate in a meaningful meeting"). This policy is evidenced both by Delaware judicial decisions that have invalidated actions taken at meetings that were not properly noticed and by the scheme of the DGCL itself, which carefully establishes different notice requirements for different corporate actions. *See* footnote 10, *supra*. We also note that a treatise authored by current and former members of our firm share our view that the requirements of Section 222 cannot be altered by the charter or the bylaws. D. Drexler, L. Black, Jr. & A. G. Sparks, III, *Delaware Corporation Law and Practice*, § 24.03[1] at 24-5 (noting that the provisions of Section 222(b) regarding the minimum ten days' notice for a meeting "are not alterable by bylaw or otherwise").

13 *See* Part III.B of this opinion. The procedures for approving charter amendments and mergers may not be altered by a charter or bylaw provision. *Cf. Lions Gate Entm't Corp.*, 2006 WL 1668051 (holding that a charter provision purporting to allow either the board or the stockholders to approve charter amendments was invalid because it contravened (continued)

Despite this clear legal impediment, the Proponent wishes to enable a stockholder to call a special meeting without restricting the purpose of such meeting to lawful business. Indeed, the Proponent appears to specifically contemplate that the bylaw or charter provision would be used to conduct unlawful business. In his Supporting Statement, the Proponent demands that stockholders have the power to control the "timing" on special meetings that relate to "major acquisition[s]" and "restructing[s]" involving the Company. As noted above, the stockholders cannot call a meeting to vote on such issues to the extent they involve a merger (e.g., the most common vehicle for an "acquisition" of a company) or a charter amendment (e.g., the most common vehicle for "restructuring" the stock ownership of a company) that has not yet been approved by the Board. Thus, the special meeting provision envisioned by the Proposal would be invalid even if the Board could unilaterally amend the Company's "governing documents" to include such provision.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. The Company Lacks The Authority To Implement The Proposal.

As noted in Part III.A of our opinion, the Board cannot implement the Proposal by adopting a bylaw enabling stockholders to call a special meeting because the bylaw would be inconsistent with the Charter. Such a bylaw, if adopted, would be a "nullity" and "void" as a

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(continued)

the express provisions of Section 242 of the DGCL that require *both* the board and the stockholders to adopt such amendments).

matter of Delaware law.[14] Accordingly, it is our opinion that the Company lacks the authority to adopt the Proposal in the form of a bylaw provision.

In addition, as we note in Part III.B of our opinion, the Board also cannot adopt the Proposal by amending the Charter because such an amendment would require both Board and stockholder approval. The Delaware courts have recognized that charter amendments that are not adopted in accordance with the applicable statutory procedures are void.[15] Accordingly, it is also our opinion that the Company lacks the authority to implement the Proposal in the form of an amendment to the Charter, because the Board cannot unilaterally adopt such an amendment without violating the applicable provisions of the DGCL.

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14 *Centaur*, 582 A.2d at 929; *see also Prickett*, 253 A.2d at 88 ("[T]he by-law provision is in conflict with the charter [i.e., certificate of incorporation] and it is therefore void") (citations omitted); *Burr v. Burr*, 291 A.2d 409, 410 (Del. Ch. 1972) ("Plaintiffs are correct in their conclusion that a by-law in conflict with the certificate of incorporation is a nullity") (citations omitted).

15 *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188 (Del. Ch. 1999) (finding an amendment to a certificate of incorporation not approved in the precise method set forth in Section 242 "void"). In addition, if a Board-proposed amendment does not receive the requisite stockholder vote pursuant to Section 242 of the DGCL, the Company itself would not have the power to file a certificate of amendment in order to effectuate the proposed amendment. *See* 8 *Del. C.* 242(b)(1).

VI. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company lacks the authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

1346922.6

Exhibit C

Certificate of Incorporation of Northrop Grumman Corporation

RESTATED CERTIFICATE OF INCORPORATION

OF

NORTHROP GRUMMAN CORPORATION
(Originally incorporated on January 16, 2001
under the name NNG, Inc.)

FIRST: The name of the corporation is Northrop Grumman Corporation (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of the Corporation's registered agent in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware.

FOURTH: 1. The total number of shares of stock which the Corporation shall have authority to issue is Eight Hundred Ten Million (810,000,000), consisting of Eight Hundred Million (800,000,000) shares of Common Stock, par value One Dollar ($1.00) per share (the "Common Stock"), and Ten Million (10,000,000) shares of Preferred Stock, par value One Dollar ($1.00) per share (the "Preferred Stock").

2. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by resolution of the Board of Directors of the Corporation (the "Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution providing for the issuance of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. The Board of Directors is further authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

Pursuant to the authority conferred by this Article Fourth, the following series of Preferred Stock has been designated, such series consisting of such number of shares, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions therefor as are stated and expressed in the exhibit with respect to such series attached hereto as specified below and incorporated herein by reference:

Exhibit 1: Series B Convertible Preferred Stock

FIFTH: In furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

SIXTH: Notwithstanding Article Fifth hereof, the Bylaws may be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of capital stock entitled to vote thereon, voting as a single class, and by the holders of any one or more classes or series of capital stock entitled to vote thereon as a separate class pursuant to one or more resolutions adopted by the Board of Directors in accordance with Section 2 of Article Fourth hereof.

SEVENTH: The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a Bylaw or amendment thereto.

EIGHTH: Until the 2008 annual meeting of stockholders, the Board of Directors shall be and is divided into three classes, Class I, Class II and Class III. The number of authorized directors in each class shall be the whole number contained in the quotient obtained by dividing the authorized number of directors by three. If a fraction is also contained in such quotient, then additional directors shall be apportioned as follows: if such fraction is one-third, the additional director shall be a member of Class I; and if such fraction is two-thirds, one of the additional directors shall be a member of Class I and the other shall be a member of Class II. The directors elected to Class III in 2003 shall serve for a term ending on the date of the annual meeting held in calendar year 2006, the directors elected to Class I in 2004 shall serve for a term ending on the date of the annual meeting held in calendar year 2007 and the directors elected to Class II in 2005 shall serve for a term ending on the date of the annual meeting held in calendar year 2008. The term of each director elected after the 2005 annual meeting shall end at the first annual meeting following his or her election. Commencing with the annual meeting in 2008, the classification of the Board of Directors shall terminate, and all directors shall be of one class and shall serve for a term ending at the annual meeting following the annual meeting at which the director was elected.

Notwithstanding the foregoing provisions of this Article Eighth: each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director, and additional directors, elected pursuant to Section 2 of Article Fourth hereof in connection with rights to elect such additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board of Directors establishing such class or series.

NINTH: Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for a term that shall end at the first annual meeting following his or her election and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

TENTH: Any director serving during his or her three-year term of office pursuant to the classification of the Board of Directors provided for in Article Eighth shall be removed only for cause.

ELEVENTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless the Board of Directors authorizes such action to be taken by the written consent of the holders of outstanding shares of capital stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Restated Certificate of Incorporation have been satisfied.

TWELFTH: Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

THIRTEENTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

FOURTEENTH: The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

FIFTEENTH: A director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives any improper personal benefit. If, after approval of this Article by the stockholders of the Corporation, the General Corporation Law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized officer as of May 18, 2006.

NORTHROP GRUMMAN CORPORATION

By:

John H. Mullan
Corporate Vice President and Secretary

EXHIBIT 1

SERIES B CONVERTIBLE PREFERRED STOCK

Section 1. *Designation and Amount.* The shares of such series shall be designated as the "Series B Convertible Preferred Stock" (the "Series B Convertible Preferred Stock") and the number of shares constituting such series shall be 3,500,000.

Section 2. *Dividends.* The holders of shares of Series B Convertible Preferred Stock shall be entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors out of any funds legally available therefor, at the rate per year herein specified, payable quarterly at the rate of one-fourth of such amount on the fifteenth day (or, if such day is not a business day, on the first business day thereafter) of January, April, July and October in each year. The rate of dividends shall initially be $7.00 per year per share. Thereafter, the rate of dividends shall be increased to $9.00 per share per year after the October 2001 dividend payment date if the stockholders of the Corporation shall not have, prior to that time, approved the issuance of all Common Stock issuable upon conversion of the Series B Convertible Preferred Stock. The rate of dividends shall be decreased to $7.00 per share after the first quarterly dividend payment date after Stockholder Approval is obtained. Cash dividends upon the Series B Convertible Preferred Stock shall commence to accrue and shall be cumulative from the date of issuance.

If the dividend for any dividend period shall not have been paid or set apart in full for the Series B Convertible Preferred Stock, the deficiency shall be fully paid or set apart for payment before (i) any distributions or dividends, other than distributions or dividends paid in stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, shall be paid upon or set apart for Common Stock or stock of any other class or series of Preferred Stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation; and (ii) any Common Stock or shares of Preferred Stock of any class or series ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation shall be redeemed, repurchased or otherwise acquired for any consideration other than stock ranking junior to the Series B Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation. No distribution or dividend shall be paid upon, or declared and set apart for, any shares of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation for any dividend period unless at the same time a like proportionate distribution or dividend for the same or similar dividend period, ratably in proportion to the respective annual dividends fixed therefor, shall be paid upon or declared and set apart for all shares of Preferred Stock of all series so ranking then outstanding and entitled to receive such dividend.

Section 3. *Voting Rights.* Except as provided herein or as may otherwise be required by law, the holders of shares of Series B Convertible Preferred Stock shall not be entitled to any voting rights as stockholders with respect to such shares.

(a) So long as any shares of Series B Convertible Preferred Stock shall be outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of the aggregate number of shares of Series B Convertible Preferred Stock at the time outstanding, by an amendment to the Restated Certificate of Incorporation, by merger or consolidation, or in any other manner:

(i) authorize any class or series of stock ranking prior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation;

(ii) alter or change the preferences, special rights, or powers given to the Series B Convertible Preferred Stock so as to affect such class of stock adversely, but nothing in this clause (ii) shall require such a class vote (x) in connection with any increase in the total number of authorized shares of Common Stock or Preferred Stock; (y) in connection with the authorization or increase in the total number of authorized shares of any class of stock ranking on a parity with the Series B Convertible Preferred Stock; or (z) in connection with the fixing of any of the particulars of shares of any other series of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock that may be fixed by the Board of Directors as provided in Article FOURTH of the Certificate of Incorporation; or

(iii) directly or indirectly purchase or redeem less than all of the Series B Convertible Preferred Stock at the time outstanding unless the full dividends to which all shares of the Series B Convertible Preferred Stock then outstanding shall then be entitled shall have been paid or declared and a sum sufficient for the payment thereof set apart.

(b) If and whenever accrued dividends on the Series B Convertible Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside for six quarterly dividend periods (whether or not consecutive), then and in such event, the holders of the Series B Convertible Preferred Stock, voting separately as a class, shall be entitled to elect two directors at any annual meeting of the stockholders or any special meeting held in place thereof, or at a special meeting of the holders of the Series B Convertible Preferred Stock called as hereinafter provided. Such right of the holders of the Series B Convertible Preferred Stock to elect two directors may be exercised until the dividends in default on the Series B Convertible Preferred Stock shall have been paid in full or funds sufficient therefor set aside; and when so paid or provided for, then the right of the holders of the Series B Convertible Preferred Stock to elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future default or defaults. At any time after such voting power shall have so vested in the holders of the Series B Convertible Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of record of ten percent (10%) or more in amount of the Series B Convertible Preferred Stock then outstanding addressed to him at the principal executive office of the Corporation shall, call a special meeting of the holders of the Series B Convertible Preferred Stock for the election of the directors to be elected by them as hereinafter provided, to be held within sixty (60) days after delivery of such request and at the place and upon the notice provided by law and in the bylaws of the Corporation for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders. If at any such annual or special meeting or any adjournment thereof the holders of at least a majority of the Series B Convertible Preferred Stock then outstanding and entitled to vote thereat shall be present or represented by proxy, then, by vote of the holders of at least a majority of the Series B Convertible Preferred Stock present or so represented at such meeting, the then authorized number of directors of the Corporation shall be increased by two, and the holders of the Series B Convertible Preferred Stock shall be entitled to elect the additional directors so provided for. The directors so elected shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that whenever the holders of the Series B Convertible Preferred Stock shall be divested of voting power as above provided, the terms of office of all persons elected as directors by the holders of the Series B Convertible Preferred Stock as a class shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly.

(c) If, during any interval between any special meeting of the holders of the Series B Convertible Preferred Stock for the election of directors to be elected by them as provided in this Section 3 and the next ensuing annual meeting of stockholders, or between annual meetings of stockholders for the election of directors, and while the holders of the Series B Convertible Preferred Stock shall be entitled to elect two directors, the number of directors who have been elected by the holders of the Series B Convertible Preferred Stock shall, by reason of resignation, death, or removal, be less than the total number of directors subject to election by the holders of the Series B Convertible Preferred Stock, (i) the vacancy or vacancies in the directors elected by the holders of the Series B Convertible Preferred Stock shall be filled by the remaining director then in office, if any, who was elected by the holders of the Series B Convertible Preferred Stock, although less than a quorum, and (ii) if not so filled within sixty (60) days after the creation thereof, the Secretary of the Corporation shall call a special meeting of the holders of the Series B Convertible Preferred Stock and such vacancy or vacancies shall be filled at such special meeting. Any director elected to fill any such vacancy by the remaining director then in office may be removed from office by vote of the holders of a majority of the shares of the Series B Convertible Preferred Stock. A special meeting of the holders of the Series B Convertible Preferred Stock may be called by a majority vote of the Board of Directors for the purpose of removing such director. The Secretary of the Corporation shall, in any event, within ten (10) days after delivery to the Corporation at its principal office of a request to such effect signed by the holders of at least ten percent (10%) of the outstanding shares of the Series B Convertible Preferred Stock, call a special meeting for such purpose to be held within sixty (60) days after delivery of such request; provided, however, that the Secretary shall not be required to call such a special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders.

Section 4. *Redemption.*

(a) Shares of Series B Convertible Preferred Stock shall not be redeemable except as follows:

(i) All, but not less than all, of the shares of Series B Convertible Preferred Stock shall be redeemed for cash in an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued to such holders if all shares of Series B Convertible Preferred Stock were converted into Common Stock on the Redemption Date pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all dividends with respect to such shares, whether or not declared, accrued and unpaid as of the Redemption Date, as defined below, on the first day after the twentieth anniversary of the initial issuance of the Series B Convertible Preferred Stock.

(ii) All, but not less than all, of the shares of Series B Convertible Preferred Stock may be redeemed at the option of the Corporation at any time after the seventh anniversary of the initial issuance of the Series B Convertible Preferred Stock. Any redemption pursuant to this clause (ii) shall be solely for Common Stock of the Corporation and at the Redemption Date each holder of shares of Series B Convertible Preferred Stock shall be entitled to receive, in exchange and upon surrender of the certificate therefor, that number of fully paid and nonassessable shares of Common Stock determined by dividing (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if all shares of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Redemption Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared thereon to the Redemption Date, by (Z) the Current Market Price of the Common Stock as of the Redemption Date; provided, however, that if prior to the Redemption Date there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12.

(b) Notice of every mandatory or optional redemption shall be mailed at least thirty (30) days but not more than fifty (50) days prior to the Redemption Date to the holders of record of the shares of Series B Convertible Preferred Stock so to be redeemed at their respective addresses as they appear upon the books of the Corporation. Each such notice shall specify the date on which such redemption shall be effective (the "Redemption Date"), the redemption price or manner of calculating the redemption price and the place where certificates for the Series B Convertible Preferred Stock are to be surrendered for cancellation.

(c) On the date that redemption is being made pursuant to paragraph (a) of this Section 4, the Corporation shall deposit for the benefit of the holders of shares of Series B Convertible Preferred Stock the funds, or stock certificates for Common Stock, necessary for such redemption with a bank or trust company in the Borough of Manhattan, the City of New York, having a capital and surplus of at least $1,000,000,000. Dividends paid on Common Stock held for the benefit of the holders of shares of Series B Convertible Preferred Stock hereunder shall be held for the benefit of such holders and paid over, without interest, on surrender of certificates for the Series B Convertible Preferred Stock. Any monies or stock certificates so deposited by the Corporation and unclaimed at the end of one year from the Redemption Date shall revert to the Corporation. After such reversion, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts or deliver such stock certificates and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Series B Convertible Preferred Stock shall look only to the Corporation for the payment of the redemption price. Any interest accrued on funds deposited pursuant to this paragraph (c) shall be paid from time to time to the Corporation for its own account.

(d) Upon the deposit of funds or certificates for Common Stock pursuant to paragraph (c) in respect of shares of Series B Convertible Preferred Stock being redeemed pursuant to paragraph (a) of this Section 4, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall on and after the Redemption Date no longer be deemed outstanding, and all rights of the holders of shares of Series B Convertible Preferred Stock shall cease and terminate, excepting only the right to receive the redemption price therefor. Nothing in this Section 4 shall limit the right of a holder to convert shares of Series B Convertible Preferred Stock pursuant to Section 8 at any time prior to the Redemption Date, even if such shares have been called for redemption pursuant to Section 4(a).

(e) In connection with any redemption pursuant to clause (ii) of paragraph (a) of this Section 4, no fraction of a share of common stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Redemption Date.

Section 5. *Fundamental Change in Control.*

(a) Not later than 10 business days following a Fundamental Change in Control, as defined below, the Corporation shall mail notice to the holders of Series B Convertible Preferred Stock stating that a Fundamental Change in Control has occurred and advising such holders of their right to exchange (the "Exchange Right") any and all shares of Series B Convertible Preferred Stock for shares of Common Stock as provided herein; provided, however, that if prior to the Exchange Date (as defined below) there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12. Such notice shall state: (i) the date on which such exchanges shall be effective (the "Exchange Date"), which shall be the 21st business day from the date of giving such notice; (ii) the number of shares of Common Stock (or Alternate Consideration) for which each share of Series B Convertible Preferred Stock may be exchanged; and (iii) the method by which each holder may give notice of its exercise of the Exchange Right; and (iv) the method and place for delivery of certificates for Series B Convertible Preferred Stock in connection with exchanges pursuant hereto. For a period of twenty (20) business days following the notice provided herein, each holder of Series B Convertible Preferred Stock may exercise the Exchange Right as provided herein.

(b) Pursuant to the Exchange Right, each share of Series B Convertible Preferred Stock shall be exchanged for that number of shares of Common Stock determined by dividing an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if such share of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Exchange Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, in each case by the Current Market Price per share of Common Stock as of the Exchange Date.

(c) The holder of any share of Series B Convertible Preferred Stock may exercise the Exchange Right by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be exchanged accompanied by a written notice stating that such holder elects to exercise the Exchange Right as to all or a specified number of such shares in accordance with this Section 5 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to which such holder is entitled to be issued and such other customary documents as are necessary to effect the exchange. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock to which such holder has become entitled on exchange of shares of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so exchanged shall be entitled.

(d) From and after the Exchange Date, a holder of shares of Series B Convertible Preferred Stock who has elected to exchange such shares for Common Stock as herein provided shall have no voting or other rights with respect to the shares of Series B Convertible Preferred Stock subject thereto, other than the right to receive the Common Stock provided herein upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock.

(e) In connection with the exchange of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Exchange Date.

(f) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of the Exchange Rights provided herein, such number of shares of Common Stock as shall from time to time be sufficient to effect the exchange provided herein. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the exchange of all then outstanding shares of Series B Convertible Preferred Stock.

(g) As used herein, the term "Fundamental Change in Control" shall mean any merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock in which more than one-third of the previously outstanding Common Stock shall be changed into or exchanged for cash, property or securities other than capital stock of the Corporation or another corporation ("Non Stock Consideration"). For purposes of the preceding sentence, any transaction in which shares of Common Stock shall be changed into or exchanged for a combination of Non Stock Consideration and capital stock of the

Corporation or another corporation shall be deemed to have involved the exchange of a number of shares of Common Stock for Non Stock Consideration equal to the total number of shares exchanged multiplied by a fraction in which the numerator is the Fair Market Value of the Non Stock Consideration and the denominator is the Fair Market Value of the total consideration in such exchange, each as determined by a resolution of the Board of Directors of the Corporation.

Section 6. *Reacquired Shares.* Any shares of Series B Convertible Preferred Stock converted, redeemed, exchanged, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation, and upon the filing of an appropriate certificate with the Secretary of State of the State of Delaware, become authorized but unissued shares of Preferred Stock, par value $1.00 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $1.00 per share, of the Corporation subject to the conditions or restrictions on issuance set forth herein.

Section 7. *Liquidation, Dissolution or Winding Up.*

(a) Except as provided in paragraph (b) of this Section 7, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation to the Series B Convertible Preferred Stock unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. The Liquidation Value shall be $100.00 per share.

(b) If the Corporation shall commence a voluntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

(c) Neither the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons nor the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.

Section 8. *Conversion.* Subject to the condition that the Stockholder Approval shall first have been obtained, each share of Series B Convertible Preferred Stock shall be convertible, at any time, at the option of the holder thereof into the right to receive shares of Common Stock, on the terms and conditions set forth in this Section 8.

(a) Subject to the provisions for adjustment hereinafter set forth, each share of Series B Convertible Preferred Stock shall be converted into the right to receive a number of fully paid and nonassessable shares of Common Stock, which shall be equal to the Liquidation Value divided by the Conversion Price, as herein defined. Initially the Conversion Price shall be 127% of $86.42. The Conversion Price shall be subject to adjustment as provided in this Section 8.

(b) The Conversion Price shall be subject to adjustment from time to time as follows:

(i) In case the Corporation shall at any time or from time to time declare a dividend, or make a distribution, on the outstanding shares of Common Stock in shares of Common Stock or subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, or shall declare, order, pay or make a dividend or other distribution on any other class or series of capital stock, which dividend or distribution includes Common Stock then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to such adjustment by (B) a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after such dividend, distribution, subdivision or reclassification, and the numerator of which shall be the number of shares of Common Stock outstanding immediately before such dividend, distribution, subdivision or reclassification. An adjustment made pursuant to this clause (i) shall become effective (A) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (B) in the case of any such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

(ii) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock, evidences of indebtedness or other securities, cash or other property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of distribution, dividend or spinoff, but excluding regular ordinary cash dividends as may be declared from time to time by the Corporation) on its Common Stock, other than a distribution or dividend of shares of Common Stock that is referred to in clause (i) of this paragraph (b), then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (B) a fraction, the denominator of which shall be the Current Market Price per share of Common Stock on the last Trading Day on which purchasers of Common Stock in regular way trading would be entitled to receive such dividend or distribution and the numerator of which shall be the Current Market Price per share of Common Stock on the first Trading Day on which purchasers of Common Stock in regular way trading would not be entitled to receive such dividend or distribution (the "Ex-dividend Date"); provided that the fraction determined by the foregoing clause (B) shall not be greater than 1. An adjustment made pursuant to this clause (ii) shall be effective at the close of business on the Ex-dividend Date. If the Corporation completes a tender offer or otherwise repurchases shares of Common Stock in a single transaction or a related series of transactions, provided such tender offer or offer to repurchase is open to all or substantially all holders of Common Stock (not including open market or other selective repurchase programs), the Conversion Price shall be adjusted as though (A) the Corporation had effected a reverse split of the Common Stock to reduce the number of shares of Common Stock outstanding from (x) the number outstanding immediately prior to the completion of the tender offer or the first repurchase for which the adjustment is being made to (y) the number outstanding immediately after the completion of the tender offer or the last repurchase for which the adjustment is being made and (B) the Corporation had paid a dividend on the Common Stock outstanding immediately after completion of the tender offer or the last repurchase for which the adjustment is being made in an aggregate amount equal to the aggregate consideration paid by the Corporation pursuant to the tender offer or the repurchases for which the adjustment is being made (the "Aggregate Consideration"); provided that in no event shall the Conversion Price be increased as a result of the foregoing adjustment. In applying the first two sentences of this Section 8(b)(ii) to the event described in clause (B) of the preceding sentence, the Current Market Price of the Common Stock on the date immediately following the closing of any such tender offer or on the date of the last repurchase shall be taken as the value of the Common Stock on the Ex-dividend Date, and the value of the Common Stock on the day preceding the Ex-dividend Date shall be assumed to be equal to the sum of (x) the value on the Ex-dividend Date and (y) the per share amount of the dividend described in such clause (B) computed by dividing the Aggregate Consideration by the number of shares of Common Stock outstanding after the completion of such tender offer or repurchase. In the event that any of the consideration paid by the Corporation in any tender offer or repurchase to which this Section 8(b)(ii) applies is in a form other than cash, the value of such consideration shall be determined by an independent investment banking firm of nationally recognized standing to be selected by the Board of Directors of the Corporation.

(iii) In case at any time the Corporation shall be a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock and excluding any transaction to which clause (i) or (ii) of this paragraph (b) applies) in which the previously outstanding Common Stock shall be changed into or exchanged for different securities of the Corporation or common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing (each such transaction being herein called the "Transaction"), then each share of Series B Convertible Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to consummation of such Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of Series B Convertible Preferred Stock would have been convertible (without giving effect to any restriction on convertibility) immediately prior to such Transaction including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any such transaction. The Corporation shall not be a party to a Transaction that does not expressly contemplate and provide for the foregoing.

(iv) If any event occurs as to which the foregoing provisions of this Section 8(b) are not strictly applicable but the failure to make any adjustment to the Conversion Price or other conversion mechanics would not fully and equitably protect the conversion rights of the Series B Preferred Stock in accordance with the essential intent and principles of such provisions, then in each such case the Board of Directors of the Corporation shall make such appropriate adjustments to the Conversion Price or other conversion mechanics (on a basis consistent with the essential intent and principles established in this Section 8) as may be necessary to fully and equitably preserve, without dilution or diminution, the conversion rights of the Series B Convertible Preferred Stock.

(c) If any adjustment required pursuant to this Section 8 would result in an increase or decrease of less than 1% in the Conversion Price, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment, which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the Conversion Price.

(d) The Board of Directors may at its option increase the number of shares of Common Stock into which each share of Series B Convertible Preferred Stock may be converted, in addition to the adjustments required by this Section 8, as shall be determined by it (as evidenced by a resolution of the Board of Directors) to be advisable in order to avoid or diminish any income deemed to be received by any holder for federal income tax purposes of shares of Common Stock or Series B Convertible Preferred Stock resulting from any events or occurrences giving rise to adjustments pursuant to this Section 8 or from any other similar event.

(e) The holder of any shares of Series B Convertible Preferred Stock may exercise his right to receive in respect of such shares the shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be converted, accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with this Section 8 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled to be issued and such other customary documents as are necessary to effect the conversion. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock or other property or securities, as the case may be, to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock or such other property or securities, as the case may be, to which such holder has become entitled on conversion of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so converted shall be entitled or such other property or assets, as the case may be, to which such holder has become entitled. The date upon which a holder delivers to the Corporation a notice of conversion and the accompanying documents referred to above is referred to herein as the "Conversion Date."

(f) From and after the Conversion Date, a holder of shares of Series B Convertible Preferred Stock shall have no voting or other rights with respect to the shares of Series B Convertible Stock subject thereto, other than the right to receive upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock as provided by paragraph 8(e), the securities or property described in this Section 8.

(g) In connection with the conversion of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Convertible Preferred Stock are deemed to have been converted.

(h) Upon conversion of any shares of Series B Convertible Preferred Stock, if there are any accrued but unpaid dividends thereon, the Corporation shall, at its option, either pay the same in cash or deliver to the holder an additional number of fully paid and nonassessable shares of Common Stock determined by dividing the amount of such accrued and unpaid dividends by the Conversion Price.

(i) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series

B Convertible Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series B Convertible Preferred Stock. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the conversion at such time of all then outstanding shares of Series B Convertible Preferred Stock.

Section 9. *Reports as to Adjustments.* Whenever the Conversion Price is adjusted as provided in Section 8 hereof, the Corporation shall (i) promptly place on file at its principal office and at the office of each transfer agent for the Series B Convertible Preferred Stock, if any, a statement, signed by an officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the new Conversion Price, and (ii) promptly mail to the holders of record of the outstanding shares of Series B Convertible Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the number of shares of Common Stock into which the shares of Series B Convertible Preferred Stock are convertible has been adjusted and setting forth the new Conversion Price (or describing the new stock, securities, cash or other property) as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

Section 10. *Definitions.* For the purposes of the Certificate of Designations, Preferences and Rights of Series B Convertible Redeemable Preferred Stock which embodies this resolution:

"Current Market Price" per share of Common Stock on any date for all purposes of Section 8 shall be deemed to be the closing price per share of Common Stock on the date specified. For all other purposes hereunder, "Current Market Price" on any date shall be deemed to be the average of the closing prices per share of Common Stock for the five (5) consecutive trading days ending two trading days prior to such date. The closing price for each day shall be the last sale price, regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If the Common Stock is not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share as determined in good faith by the Board of Directors of the Corporation.

"Fair Market Value" means the amount which a willing buyer would pay a willing seller in an arm's-length transaction as determined in good faith by the Board of Directors of the Corporation, unless otherwise provided herein.

"Person" means any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Trading Day" means a day on which the principal national securities exchange on which the Common Stock is listed or admitted to trading is open for the transaction of business or, if the Common Stock is not listed or admitted to trading on any national securities exchange, any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 11. *Rank.* The Series B Convertible Preferred Stock shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) prior to the Common Stock of the Corporation and any class or series of Preferred Stock which provides by its terms that it is to rank junior to the Series B Preferred Stock and (ii) on a parity with each other class or series of Preferred Stock of the Corporation.

Section 12. *Alternate Consideration.* For purposes of determining the consideration payable upon exercise of the optional redemption provided in Section 4(a)(ii) and upon the exercise of the Exchange Right provided in Section 5, if there shall have occurred a Transaction, as defined in Section 8(b)(iii), the Common Stock that would otherwise have been issued to a holder of Series B Convertible Preferred Stock for each share of Series B Convertible Preferred Stock pursuant to Section 4(a)(ii) or Section 5, as applicable, shall be deemed to instead be the kind and amount of shares of stock or other securities and property receivable (including cash) upon consummation of such Transaction (the "Alternate Consideration") in respect of the Common Stock that would result in the Fair Market Value of such Alternate Consideration, measured as of the Redemption Date or Exchange Date, as applicable, being equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or the Exchange Date, as applicable, and (b) the Fair Market Value of the kind and amount of shares of stock and other securities and property receivable (including cash) pursuant to Section 8(b)(iii) which would have been issued if such share of Series B Convertible Preferred Stock had been converted pursuant to Section 8 immediately prior to the consummation of the Transaction; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or Exchange Date, as applicable. In the event the subject Transaction provides for an election of the consideration to be received in respect of the Common Stock, then each holder of Series B Convertible Preferred Stock shall be entitled to make a similar election with respect to the Alternate Consideration to be received by it under Section 4(a)(ii) or Section 5, as applicable. Any determination of the Fair Market Value of any Alternate Consideration (other than cash) shall be determined by an independent investment banking firm of nationally recognized standing selected by the Board of Directors of the Corporation. The Fair Market Value of any Alternate Consideration that is listed on any national securities exchange or traded on the NASDAQ National Market shall be deemed to be the Current Market Price of such Alternate Consideration.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Northrop Grumman Corporation (NOC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The January 17, 2008 company no action request is flawed in arguing that the plural term "governing documents" cannot mean both the bylaws and the Certificate of Incorporation. The company does not provide any methodology on its unwarranted "or else" conclusion that "governing documents" must mean only one of two forms of "governing documents."

Using the company logic it would take two concurrent rule 14a-8 resolutions to adopt this topic – one to change the bylaws and another to change the certificate. Or perhaps it could be accomplished with two consecutive resolutions – again using the company's logic – and create a unique type of rule 14a-8 situation.

There is no text in this resolution asking the board to act "unilaterally," or for "complete stockholder control over the time and subject matter of a special meeting," or for "an unrestricted right to control such timing." The company should not be permitted to unilaterally revise this resolution in key places and then argue that the company version of the resolution should be excluded.

Using the company version of the resolution provides a multiplier effect on the number of argument headings that are used in the company no action request.

The board can adopt this resolution by setting in motion the required steps for adoption and monitoring those steps. If the board made up its mind to adopt cumulative voting, there is no reason the board could not take the steps needed to adopt this resolution.

The company claims that there is no shareholder right to call a special meeting under Delaware law. Yet this is a timely example of a Delaware company adopting the same topic of this resolution (bold added):

Form 8-K for BORDERS GROUP INC

18-Jan-2008

ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGES IN FISCAL YEAR
On and effective as of January 17, 2007, the Board of Directors adopted the Fourth Amendment to the restated By-Laws of the Company. The purpose of the Fourth Amendment was to provide that **Special Meetings of Stockholders**, for any purpose or purposes, may be called by the Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors, and **shall be called by the Secretary upon the request of the holders of at least twenty-five percent (25%) of the shares of the Corporation outstanding and entitled to vote at the meeting.** A copy of the Fourth Amendment to the Restated By-Laws of the Company is attached hereto as Exhibit 3.7 and is incorporated herein by reference.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Stephen D. Yslas <stephen.yslas@ngc.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 17, 2008

The proposal asks the board to amend the governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Northrop Grumman to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Northrop Grumman relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END